Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Six Months Ended June 30, 2018

Comparison of Period to Period Results of Operations

	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2018	2017
	(unaudited)
Revenues:
Location-based services	87,189	81,437
Wireless communications products	33,605	32,010
	120,794	113,447

Cost of revenues:
Location-based services	27,839	27,305
Wireless communications products	32,571	27,879
	60,410	55,184

Gross profit	60,384	58,263
Research and development expenses	2,099	1,768
Selling and marketing expenses	5,482	6,278
General and administrative expenses	22,590	22,391
Other expenses (income), net	(118)	(143)
Total operating expenses	30,053	30,294
Operating income	30,331	27,969
Financing income, net	568	841
Income before income tax	30,899	28,810
Income tax expenses	(8,510)	(8,444)
Share in gains of affiliated companies ,net	2,224	4,489
Net income for the period	24,613	24,855
Less: Net income attributable to non-controlling interests	(1,319)	(1,415)
Net income attributable to the Company	23,294	23,440

	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2018	2017
	(unaudited) (as a% of revenues)
Revenues:
Location-based services	72.2%	71.8%
Wireless communications products	27.8%	28.2%
	100%	100%

Cost of revenues:
Location-based services	23.0	24.1
Wireless communications products	27.0	24.6
	50.0	48.7

Gross profit	50.0	51.3
Research and development expenses	1.7	1.6
Selling and marketing expenses	4.5	5.5
General and administrative expenses	18.7	19.7
Other expenses (income), net	(0.1)	(0.1)
Total Operating Expenses , net	24.8	26.7
Operating income	25.2	24.6
Financing income, net	0.5	0.7
Income before income tax	25.7	25.3
Income tax expenses	(7.1)	(7.4)
Share in gains of affiliated companies ,net	1.8	4.0
Net income for the period	20.4	21.9
Less: Net income attributable to non-controlling interests	(1.1)	(1.2)
Net income attributable to the Company	19.3%	20.7%

Comparison of the Six Months Ended June 30, 2018 and 2107

Revenues

Total revenues increased from $113.4 million in the six month period ended June 30, 2017, to $120.8 million in the six month period ended June 30, 2018, or 6.5%. This increase consisted of an increase of $5.8 million from subscription fees from our location-based services and an increase of $1.6 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased by $5.8 million from $81.4 million in the six month period ended June 30, 2017, to $87.2 million in the six month period ended June 30, 2018, or 7.1% mainly due to an increase in our average semiannual number of subscribers from 1,084,000 in the six month period ended June 30, 2017, to 1,180,000 in the six month period ended June 30, 2018, which was offset by the negative impact of the exchange rate fluctuations in an amount of $4.0 million. The significant strengthening of the US Dollar versus the Brazilian Real and the Argentinean Peso during the six months ended June 30, 2018 versus the comparable period of 2017 reduced the revenue level in US Dollars.

Excluding the negative impact of the exchange rate fluctuations the revenues in our location-based services would have increased by $9.8 million or 12.0%.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $32.0 million in the six month period ended June 30, 2017, to $33.6 million in the six month period ended June 30, 2018, or 5%. The increase of $1.6 million is primarily due to an increase of $0.6 million in our products' sales, and a positive effect of exchange rates fluctuation in an amount of $1.0 million.

Cost of revenues

Total cost of revenues increased from $55.2 million in the six month period ended June 30, 2017, to $60.4 million in the six month period ended June 30, 2018, or 9.4%.This increase consisted of an increase of $0.5 million in the location based services segment and an increase of $4.7 million in the wireless communication product segment. As a percentage of total revenues, cost of revenues increased from 48.7% in the six month period ended June 30, 2017, to 50.0% in the six month period ended June 30, 2018.

Location-based services segment

Cost of revenues for our location-based services segment increased from $27.3 million in the six month period ended June 30, 2017, to $27.8 million in the six month period ended June 30, 2018, or 1.8%. As a percentage of total revenues for this segment, cost of revenues decreased from 33.5% in the six month period ended June 30, 2017, to 31.9% in the six month period ended June 30, 2018.

Wireless communications products segment

Cost of revenues for our wireless communications products segment increased from $27.9 million in the six month period ended June 30, 2017, to $32.6 million in the six month period ended June 30, 2018, or 16.8%. This increase was mainly due to a mix favoring more complex products being sold supporting our service revenues and also due to a change in the product sales mixture. As a percentage of total revenues for this segment, cost of revenues increased from 87.1% in the six month period ended June 30, 2017, to 96.9% in the six month period ended June 30, 2018.

Operating expenses

Research and development

Our research and development expenses increased from $1.8 million in the six month period ended June 30, 2017, to $2.1 million in the six month period ended June 30, 2018. As a percentage of total revenues, research and development expenses increased slightly from 1.6% in the six month period ended June 30, 2017, to 1.7% in the six month period ended June 30, 2018. There was no material change in the research and development expenses.

Selling and marketing

Our selling and marketing expenses decreased from $6.3 million in the six month period ended June 30, 2017, to $5.5 million in the six month period ended June 30, 2018.  As a percentage of total revenues, selling and marketing expenses decreased from 5.5% in the six month period ended June 30, 2017, to 4.5% in the six month period ended June 30, 2018. There was no material change in the selling and marketing expenses.

General and administrative

General and administrative expenses increased slightly from $22.4 million in the six month period ended June 30, 2017, to $22.6 million in the six month period ended June 30, 2018, or 0.9%. As a percentage of total revenues, general and administrative expenses decreased from 19.7 % in the six month period ended June 30, 2017, to 18.7% in the six month period ended June 30, 2018. There was no material change in the selling and marketing expenses.

Other expenses (income), net

Other income, net in the six month period ended June 30, 2017, were $143 thousand compared with $118 thousand in the six month period ended June 30, 2018. There was no material change in the other income, net

Operating income

Total operating income increased from $28.0 million in the six month period ended June 30, 2017, to $30.3 million in the six month period ended June 30, 2018, or 8.2%. This increase of approximately $2.3 million reflects an increase of $3.9 million in the operating income in the location-based segment and a decrease of $1.6 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $25.5 million in the six month period ended June 30, 2017, to $29.4 million in the six month period ended June 30, 2018, or 15.3%. This increase was mainly due to an increase in our average semiannual number of subscribers

Wireless communications products segment

Operating income in our wireless communications products segment decreased from an operating income of $2.5 million in the six month period ended June 30, 2017, to an operating income of 0.9 million in the six month period ended June 30, 2018. This decrease in mainly due to a mix favoring more complex products being sold in order to support our service revenues and also due to a change in the product sales mixture

Financing income, net

Financing income, net, were $841 thousand in the six month period ended June 30, 2017, compared with an income of $568 thousand in the six month period ended June 30, 2018. There was no material change in the financing income, net.

Income Tax

Income Tax increased slightly from $8.4 million in the six month period ended June 30, 2017, to $8.5 million in the six month period ended June 30, 2018, or 1.2%. As a percentage of income before tax on income expense tax decreased from 29.3 % in the six month period ended June 30, 2017, to 27.5% in the six month period ended June 30, 2018, primarily due to a change in the income before tax mix among the group's companies.

The following table presents the major components of net cash flows for the periods presented:

	US dollars
	Six month period ended June 30,
(in thousands)	2018	2017
	(unaudited)

Net cash provided by operating activities	19,898	17,276

Net cash used in investment activities	(7,032)	(8,559)

Net cash used in financing activities	(11,072)	(13,340)

Six month period ended June 30 2018 and June 30 2017

Net cash provided by operating activities

Our operating activities provided cash of $17.3 million in in the six month period ended June 30, 2017, and $19.9 million in the six month period ended June 30, 2018.

The increase of approximately $2.6 million in cash from operation activities in the six month period ended June 30, 2018, as opposed to the six month period ended June 30, 2017, was mainly due to an increase of $2.1 million in income before income tax.

Net cash used in investment activities

Net cash used in investment activities in the six months ended June 30, 2018 was $7.0 million which was primarily attributed to our capital expenditure of $10.0 million which was offset by proceed from loans to affiliated companies and investment in affiliated and other companies, net of $1.1 million and a sale of marketable securities, net (include investment in marketable securities) of $1.7 million.

Net cash used in investment activities in the six months ended June 30, 2017 was $8.6 million which was primarily attributed to our capital expenditure of $6.7 million and invest in marketable securities, net (include sale of marketable securities) of $1.1 million and invested in affiliated and other companies, net (include proceed from loans to affiliated companies) of $0.6 million.

Net cash used in financing activities

Net cash used in financing activities in the six months ended June 30, 2018 was $11.1 million which was primarily attributed to a dividend paid to our shareholders in the amount of $10.1 million and a dividend paid to non-controlling interest in the amount of $1.0 million.

Net cash used in financing activities in the six months ended June 30, 2017 was $13.3 million which was primarily attributed to a dividend paid to our shareholders in the amount of $12.6 million and a dividend paid to non-controlling interest in the amount of $0.7 million.